Exhibit 99

MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six		Eight
	Months	Year	Months
	Ended	Ended	Ended
	Feb. 28,	Aug. 31,	Aug. 31,	Year Ended Dec. 31,
	2005	2004	2003	2002	2001	2000	1999
Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change	$295	$402	$(18)	$221	$490	$353	$291

Add:
Fixed charges	59	112	71	105	147	272	305
Less capitalized interest	(3)	(7)	(4)	(8)	(30)	(37)	(23)
Dividends from affiliated companies	1	1	0	1	1	1	1
Equity affiliate expense – net	15	36	26	43	41	34	18

Earnings available for fixed charges	$367	$544	$75	$362	$649	$623	$592

Fixed Charges:
Interest expense	$49	$91	$57	$81	$99	$214	$269
Capitalized interest	3	7	4	8	30	37	23
Portion of rents representative of interest factor	7	14	10	16	18	21	13

Fixed Charges	$59	$112	$71	$105	$147	$272	$305

Ratio of Earnings to Fixed Charges	6.22	4.86	1.06	3.45	4.41	2.29	1.94